Filed by: GameStop Corp.

(Commission File No.: 001-32637)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

(and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended)

Subject Company: eBay, Inc.

Commission File No.: 001-37713

Item 1 Explanatory Note: On July 16, 2026, an interview of Ryan Cohen, Chairman and CEO of GameStop Corp., by Ed Ludlow was aired on Bloomberg Tech. An unofficial transcript of the interview is below.

“

Ed Ludlow: One of the biggest potential deals in technology is GameStop’s attempt to buy eBay. In May, the video game retailer and its CEO, Ryan Cohen, launched an unsolicited $56 billion bid for the e-commerce platform. eBay rejected the offer, calling it neither credible nor attractive. Since then, Cohen has scrapped a controversial multibillion dollar pay package, and GameStop shareholders have approved increasing the company’s authorized share count, giving it more flexibility to pursue strategic transactions. So where does the deal stand now? Ryan Cohen joins us some Bloomberg Television and radio. Ryan, thank you for your time. And good morning. Welcome to Bloomberg. Tack on the long list of things that have happened since May. Our audience just has a very simple question for you, which is what’s changed? What’s developed in that period of time?

Ryan Cohen: There has been a, uh, a complete failure by the media to explain why this transaction makes sense. And so, number one, my track record, chewy and GameStop. It speaks for themselves. My alignment with shareholders. I’m putting $500 million of my own money into the transaction. The high margin growth opportunities for this business within live commerce, which company has not been doing well, and using GameStop stores as nodes for both the marketplace and live commerce is huge because the business today in live commerce is tiny and building out a digital marketplace for in-game items. Those are just like some of the high growth opportunities within the business. And then there is the cost takeout opportunity. I’ve committed to taking out $2 billion within the first year, and that’s just the beginning. So this whole narrative that the business is going to be too leveraged is a fantasy invented by the media and it’s just simply not true.

Ed Ludlow: On the banking side. Let’s go there. You lined up some banking support, right? And I think that one of the concerns that Moody’s put out there as an example was the credit rating and the credit worthiness of the combined entity. So again, another question from the audience is explain the banking support that you’ve secured since May, but also that concern that the debt component of that, what the credit negative outlook would be for a combined entity based on the plan that you’ve just outlined.

Ryan Cohen: We have a highly confident letter from our bankers. We have a lot of parties that are interested in this transaction. And the most important thing. Ultimately, if we can’t get the debt, then it means that eBay can’t get the debt and eBay can get the debt. So its entire narrative is simply not true.

Ed Ludlow: I didn’t explain that question very well, Ryan. If I’m self-reflective, honest about it. So I’m just going to go back to it. Your financing either is from TD, right. And it was widely reported to depend on the combined company maintaining investment grade credit rating. And then Moody’s came out and said that this deal would be credit negative for the combined company. Have you taken steps to address that?

Ryan Cohen: Nobody has reached out to us, including the credit agencies, but the pro forma company is going to be investment grade.

Ed Ludlow: We talked to the beginning of the conversation about shareholders improving, increasing, sorry, the company’s authorized share count. Does that allow you to do something new that you couldn’t have otherwise done in the context of the eBay deal?

Ryan Cohen: Yeah, I mean, we. Yes it does.

Ed Ludlow: And what would that be?

Ryan Cohen: Buy the business. Buy eBay.

Ed Ludlow: I posted on X that you were coming on the show and, and you know, in the context of what you’ve done with financial mechanics of late, you know, the question the existing GameStop shareholders sent me over and over again is, you know, you’re asking them to accept pretty significant dilution. And they’re basically asking like, what’s the payoff for them in accepting that dilution?

Ryan Cohen: There’s different forms of dilution. Most dilution is dilutive to shareholders. When you’re buying a business And I’ve committed to pulling $2 billion of costs out. So if you do the math and buying a business for 56 billion, and the business is forecasted to make over 3.5 billion, that’s, uh, that’s the consensus for 2026 plus what, uh, what I would be pulling out in cost. So you’re at over 5.5 billion of EBITDA. And then the ability to take this platform and build a much, much larger business. The upside is huge. So I wouldn’t go and buy a business if I didn’t think, I can take it from 56 billion and turn it into multiples larger. So it’s accretive to shareholders, but most of the time when companies are issuing shares, it’s dilutive and earnings per share goes down. In this case it’s a different story. But most of the time you have management teams. A good example is this company that collect tons of risk free compensation, and they’re not aligned with shareholders. In this case, that’s not the case.

Ed Ludlow: You have the letter from TD. You said earlier you’re going to put $500 million of your own money into this transaction. Outside of that, is there any other financing support any other parties that since mid-May you’ve pulled into it?

Ryan Cohen: We’ve had a lot of parties come to us. Uh, and there’s been a lot of interest from the capital markets.

Ed Ludlow: We live on Bloomberg Television and Bloomberg Radio with Ryan Cohen, the CEO of GameStop. We’re talking about, uh, Ryan and GameStop’s bid to buy eBay. Really simple question has anyone from eBay, the management team or the board reached back out to you or responded to you in this interim period?

Ryan Cohen: No, I hope they do. But, um. they’re entrenched and they’re hiding behind. They’re their advisors.

Ed Ludlow: If I go to Teddy.com on any browser, I’m diverted back to gamestop.com. Why?

Ryan Cohen: I’m focused on GameStop.

Ed Ludlow: The root of the question is, let’s say that you proceed with this. There’s a very wide range of opinion speculation basically. Why does Ryan Cohen want to buy eBay? At one extreme, is the idea that you just want to be the CEO of eBay rather than than GameStop? At the other end? Is the idea that you have a bigger plan and master plan. You kind of talked about it a little bit earlier, but what’s the reality here? What is the bigger picture for a combined entity or referencing telecom. There’s some history that, bit by bit, a sort of conglomerate. A holding company.

Ryan Cohen: eBay is a platform that I can build into something much more profitable and much larger. The ability to take GameStop stories and our experience in gaming, and refurbish tech and collectibles, combined with eBay and be a leader in live commerce. Build out an in-game digital marketplace, use the stores for same day authentication, and ultimately pull down. Pull out significant cost. And none of these things come at the expense of growth. It’s actually the opposite. The more efficient you get, the easier it is to grow. It makes too much sense. So that’s why I want to visit. That’s why I want to buy it. It’s not that complicated. There is such overlap between the businesses and my experience. Is any commerce.

Ed Ludlow: Right? Are you improve, uh, prepared to improve the offer?

Ryan Cohen: I’m not going to negotiate against myself.

Ed Ludlow: But that might be what it takes.

Ryan Cohen: We’ll see what happens Ed.

Ed Ludlow: You’ve talked about this a little bit recently. A lot of people point out to me, you’ve done a number of interviews in quick succession, right. What happens if eBay just keeps saying no? Or

Ryan Cohen: Ultimately, it’s going to be the owners of the business that are going to decide who is more competent, who’s more aligned with shareholders, and who is more capable of building a much, much larger business. So the management team can only hide for so long. And I would love for this to be a collaborative process and a consensual process. That’s my preference. That’s number one. But if that doesn’t happen, then it’s going to be shareholders’ decision because they’re the owners of the business.

Ed Ludlow: Right. I do want to talk a lot more about the GameStop business, and a lot more about eBay. And we’re going to take a break and come back and do that talk about what’s really happening. I have a final question from the audience that I promised I would put to you, and it’s from GameStop shareholders. A lot of GameStop shareholders have asked about the warrants that expire in October. You know, another recent or relatively recent financial transaction from the company. What should they expect happens with those warrants between now and October of this year?

Ryan Cohen: I don’t have a crystal ball. Uh, I can’t answer that question.

Ed Ludlow: Okay. Their expectation is that when they expire, I think due dates October 26th says that’s the outcome.

Ryan Cohen: Ed people that have invested alongside me when it comes to chewy or GameStop and me committing, uh, $500 million into eBay, they’ve done they’ve done very, very well. So I don’t have a crystal ball. I can’t predict the future, nor can anyone that I’ve ever met. But GameStop is a business that was on the brink of bankruptcy, and everybody was betting against it for good reason. And now the company is making more money than it’s ever made in its history.

Ed Ludlow: Whatever happens, the eBay GameStop is still one of the biggest names in gaming. I get a lot of questions about that. And Ryan, if you’re up for it, let’s start with Grand Theft Auto six. You know, it’s expected to be one of the biggest entertainment launches ever. You go to gamestop.com. Pre-orders are available. What are you saying? What are customers telling you?

Ryan Cohen: Ed I want to go back and talk about eBay. I want to know if you wanted to build, if you wanted to build the trillion dollar business and you had the existing management team guy running the company makes 30 million bucks a year, as in, bought a single share in the open market. And then you have someone that’s committed 500 million like me. Very. So we don’t have to talk in hypotheticals. Who’s more competent and capable of building a larger business? I want you to look your viewers in the eyes and tell them, are you going to bet on an entrenched management team running the business or me, someone? I went head to head against Amazon selling 30 pound bags of dog food Turned around a very tough situation at GameStop, and now the company is making a lot of money.

I really want to know your opinion.

Ed Ludlow: Ryan, I’m not going to I’m not here to answer the question. The audience doesn’t care what I think about this deal. They’re here for you. But the link to Grand Theft Auto six. For what it’s worth. GameStop has 2200 stores across the jurisdictions. It operates them, right? It sells hardware, video games, consoles that are going diskless. At some point, you need to hire people for those stores. People are looking at what they know about the proposed structure of this deal. That’s on the table and trying to understand in part we talked about earlier, right. Taking the costs out of the combined business to understand what the plan is here, what the master plan is for the combined entity. So so let’s go with that. Like what is the synergistic play here between eBay, the e-commerce business, and GameStop, which right now is a brick and mortar business selling video games, consoles, collectibles.

Ryan Cohen: We are going to unlock live commerce. We’re going to use the stores for same day authentication. I’ll give you an example. Let’s just talk about trading cards right now. Right. The biggest issue on eBay is fraud. So they’ve done really well on authenticity guarantee because, you know, when you buy an item now and it’s got the AG certification, it’s legit. It’s going through a centralized model right now. So the seller’s shipping at cost a lot of money. There’s a few fulfillment centers take some time and then it goes to the buyer can ultimately go. Once these businesses are together. We’ve got 1600 nodes there within a 15 minute drive of 80% of the population. And you can authenticate the item same day for cheaper. So that’s just one item. Live commerce. The business of getting smoked live commerce is $1 trillion addressable market. It’s really, really big in Asia. There’s some competitors in the US that are doing very, very well, but it’s not doing very well. So the ability to go and use our nodes or as studios and as fulfillment and logistics for content creators is huge. And then we have a bit of experience in gaming when it comes to the by trade and some by the the buy, sell and trade model. So the ability for us to use eBay’s rails to build out an in-game digital marketplace is huge. So those are just some of the opportunities to take this business and build it into something that the existing management team on a standalone basis can never do.

Ed Ludlow: So the situation is collectibles are clearly a central part of the plan, right? If this deal goes through the combined entity. On gaming, it sounds like you are preparing for a world where gaming is diskless. There will be a trade in second hand trading, but this is the umbrella point, right? Like if the hardware makers Sony Xbox are reportedly moving to diskless on the console side, future game launches are digital only. Where does that fit in for your business plan and the combined entity?

Ryan Cohen: It doesn’t matter. It doesn’t matter at all. Software. It mattered in the past. Software today makes up less than 12% of the business, and collectibles makes up over half the business. So it’s totally and totally irrelevant.

Ed Ludlow: Is there anything that you learned from the NFT marketplace, uh, experiment at GameStop that that you. You think you can put it into practice if the deal goes through in this combined entity? What was the takeaway for you from that?

Ryan Cohen What does that mean?

Ed Ludlow: GameStop has looked at digital business lines outside of the physical world. What did you learn from GameStop looking at those markets?

Ryan Cohen: You know how much money GameStop is making today?

Ed Ludlow: Please.

Ryan Cohen: 143 million in Q1. Highest operating earnings in the company’s history.

Ed Ludlow: There was surprised at the strength of earnings recently. But again you know the audio.

Ryan Cohen: Everybody in the everybody in the media wants GameStop to fail. Explain that to me and why everybody in the media, in the mainstream media wants GameStop to fail. You’ve got there’s nothing more American than GameStop committing its balance sheet. And this company, which is a great American company by being aligned with shareholders. That’s how this country was built. Is risking your own capital. And if the business succeeds, you make money. And if the business fails, you’ll lose a lot of money. And what I want understand is why everybody wants GameStop to fail both its core business and in this transaction. But where do we live in where we’re betting against, where we’re rooting for the, uh, the, uh, an entrenched management team that has no skin in the game and, and someone that’s risking their own capital. And there’s nothing more American than that. You want us to fail? I want to understand that.

Ed Ludlow: Ryan. I’m a technology journalist. I host the tech show on Bloomberg. When this deal broke in May, I and my team invited you onto the show, and it took a number of months. You’re now here on the show. And in advance of you coming on the show, I posted on social media that you were coming on the show. I always give our audience the opportunity to ask their questions. That’s what we’re doing here. Giving you an opportunity to present. I think the one outstanding thing is people asking, when will they see a sort of codified plan from you, a business plan presented for this combined entity on paper. You’ve explained a bit of it in the course of this conversation, but that’s why the audience is here, to listen to you, to explain the future of a business that is a combination of GameStop and eBay.

Ryan Cohen: But I’m going to bring that plan directly to shareholders. It’s, uh, it’s not going to be through a TV show, you can count on it. It’s going to be directly to shareholders.

Ed Ludlow: And do you have a timeline for that, Ryan?

Ryan Cohen: We’ve had, um, an influx of parties that have come to ask and they’re interested. And in due course, the plan is going to be made public. But. In the short time, I’m going to ask you building a much larger business, I mean, you know, well, what is the goal of business? What is my goal? I own a lot of stock and I don’t have any perverse incentive. So it’s to make the business a lot more profitable and to maximize shareholder value. So that’s the plan. It’s not that complicated. And I’ve spoken about huge growth areas within cutting costs. That’s just short term. But live commerce and building out an in-game visual marketplace. So I share that with you. But everyone in the past I’ve said, well, what’s the business plan? What’s the business plan? But they only do that with GameStop for whatever reason. Well, you know what the business plan is to make money. GameStop just reported its highest earnings in the company’s history with a fraction of the stores. And everybody in the media said GameStop was going to fail. So the plan is to make more money. The plan is to maximize shareholder value. Am I going to go and share my proprietary plan and every single detail and give it out to my competitors? That that’d be a pretty stupid thing to do.

Ed Ludlow: Ryan, we have literally 30s left in the show again. Are you prepared to raise your offer for eBay? You set out your vision, but the action you’re willing to take to do it?

Ryan Cohen: I’m not going to call my shots, but we’re coming for eBay one way or another.

”

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in GameStop’s definitive proxy statement for the 2026 Annual Meeting of Stockholders that was held July 7, 2026 at 10:00 a.m. CDT, which was filed with the SEC on May 22, 2026, as supplemented by Supplement No. 1 on June 8, 2026 and Supplement No. 2 on June  23, 2026 (as supplemented, the “2026 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “Director Nomination Process”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2: Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Offer Letters and Severance/Change in Control Benefits”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Equity Grant Practices”, “Securities Authorized for Issuance Under Equity Compensation Plans”, “Audit Committee Matters”, “Certain Relationships and Related Transactions”, “Proposal 4: Approval of CEO Performance Award”, “Summary of the Proposed CEO Performance Award”, “Reasons for Approval of the CEO Performance Award”, “Market Capitalization Hurdles with Cumulative Performance EBITDA Hurdles Create Real Value for Stockholders”, “Background of the CEO Performance Award”, “Key Terms of the Proposed CEO Performance Award”, “Other Details Regarding the Proposed CEO Performance Award”, “The Compensation Committee’s Assessment of the CEO Performance Award”, “Practical Implications of the CEO Performance Award” and “Appendix A: CEO Performance Award Agreement”. To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2026 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 43,390,383 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”). On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay stockholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals; failure to obtain required stockholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.